FOR IMMEDIATE RELEASE

INCORPORATION OF NEW SUBSIDIARIES

(Santiago, CHILE, November 28, 2007) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

The Board of Directors, in order to iniciate the Company's industrial reorganization, agreed the creation of three new subsidiaries, which will be incorporated as "Sociedades Anónimas Cerradas" (Closed Stock Companies). The purposes of these companies will be:

a) First Subsidiary: i) the manufacture and marketing of electrical wires, cables and conductors of copper, aluminum and optical fiber cable in all its forms, and ii) participation, shareholding or capital investment in related purpose companies;

b) Second Subsidiary: i) the manufacture and marketing of tubes, pipes, sheets, strips, bars and profiles of copper, aluminum, other metals and alloys, and ii) participation, shareholding or capital investment in related purpose companies; and

c) Third Subsidiary: capital investments in all types of personal, tangible or intangible assets, especially buying and selling shares of stock companies and rights on partnership or in general, all kinds of securities; may also attend the incorporation of companies or joining existing ones.

The incorporation of each subsidiary will be carried out with an initial capital of $ 1,000,000 Chilean pesos, paid in cash, divided into 100 nominative shares, without par value. These subsidiaries will be owned directly and indirectly in a 100% by Madeco S.A.

The capital of these subsidiaries will be increased once the activities, investments and assets of the business units of: i) Wire & Cables and ii) Brass Mills are incorporated to them. This will be materialized in accordance to the Board of Directors' determination, provisioned by the laws that are applicable, including the settle of an Extraordinary Shareholders' Meeting if such disposals shall exceed 50% of the total assets of the Company.

--------------------------------------------------

For further information contact:

Pablo Araya Magna
Head of Investor Relations
Tel. : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

***************

Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Nexans is the world largest cable company, with industrial presence in over 30 countries and over 21 thousand employees. It is the single largest buyer of copper in the world. With sales of nearly US$11 billion in 2006. Nexans trade its shares on the stock market in Paris. More information on www.nexans.com

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.